                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 Schedule 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*

                        Curative Health Services, Inc.
                        ------------------------------
                               (Name of Issuer)

                         Common Stock, $.01 Par Value
                         ----------------------------
                        (Title of Class of Securities)

                                   231264102
                                  ----------
                                (CUSIP Number)

    David M. Winton, Parsnip River Company, a Limited Partnership, 4422 IDS Center, 80 South Eighth Street, Minneapolis, Minnesota 55402; (612/338-0216)
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               September 5, 1996
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box __________.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))

                               Page 1 of 5 Pages
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CUSIP No.:  231264102                  13D                    Page 2 of 8 Pages

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Parsnip River Company, a Limited Partnership

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [_]
                                                                   (b) [_]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     WC

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D)
     OR 2(E)                                                           [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Minnesota


 NUMBER OF
                      7.       SOLE VOTING POWER
  SHARES
                               Not applicable.
BENEFICIALLY
                      8.       SHARED VOTING POWER
 OWNED BY
                               Not applicable.
   EACH
                      9.       SOLE DISPOSITIVE POWER
 REPORTING
                               Not applicable.
  PERSON
                      10.      SHARED DISPOSITIVE POWER
   WITH
                               Not applicable.

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     Not applicable.

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     The percentage of the class of securities owned by the Reporting Person as of the date hereof does not exceed five percent.

14.  TYPE OF REPORTING PERSON*

     PN

     This Amendment No. 2 relates to the beneficial ownership of Parsnip River Company, a Limited Partnership, a Minnesota limited partnership ("Parsnip"), of certain shares of common stock, par value $.01 per share (the "Common Stock"), of Curative Health Services, Inc. (the "Issuer"). Parsnip is filing this Amendment No. 2 to report the fact that Parsnip has ceased to be a beneficial owner of more than five percent of the Common Stock.

Item 1.   Security and Issuer.
-----------------------------

     The securities to which this statement relates are the Common Stock, par value $.01 per share, of Curative Health Services, Inc., a Minnesota corporation, with its principal executive offices located at 14 Research Way, Setauket, New York 11733.

Item 2.   Identity and Background.
---------------------------------

     This Amendment No. 2 is filed on behalf of Parsnip River Company a Limited Partnership. Parsnip is a Minnesota limited partnership. The principal business of Parsnip is to make capital investments for its own account as an investment vehicle for certain members of the Winton family. The address of Parsnip's principal business and office is 4422 IDS Center, 80 South Eighth Street, Minneapolis, Minnesota 55402. During the last five years, Parsnip has not been convicted in a criminal proceeding and has not been a party to a civil proceeding as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     David M. Winton and Sarah R. Winton (collectively, "Mr. and Mrs. Winton") and Timothy A. Stepanek ("Mr. Stepanek") are the managing general partners of Parsnip. Mr. Stepanek became a managing general partner since the initial filing on Schedule 13D. The business address of Mr. and Mrs. Winton and Mr. Stepanek is 4422 IDS Center, 80 South Eighth Street, Minneapolis, Minnesota 55402. The principal occupation of Mr. and Mrs. Winton is the management of certain Winton family investments. Mr. Stepanek's principal occupation is as an investment manager for Mr. and Mrs. Winton and certain Winton family partnerships under their control, including Parsnip. Mr. and Mrs. Winton and Mr. Stepanek currently serve as managing general partners of various Winton family investment partnerships. During the last five years, none of Mr. or Mrs. Winton or Mr. Stepanek has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and neither has been a party to a civil proceeding as a result of which he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. and Mrs. Winton and Mr. Stepanek are citizens of the United States of America.

                               Page 3 of 5 Pages

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Item 3.   Source and Amount of Funds or Other Consideration.
-----------------------------------------------------------

     Not applicable.

Item 4.   Purpose of Transaction.
--------------------------------

     Not applicable.

Item 5.   Interest in Securities of the Issuer.
----------------------------------------------

     Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
-------------------------------------------------------------------------------
     to Securities of the Issuer.
     ----------------------------

     Not applicable.

Item 7.   Materials to be Filed as Exhibits.
-------------------------------------------

     Not applicable.

                               Page 4 of 5 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 21, 1997                  PARSNIP RIVER COMPANY

                                           By:   /s/David M. Winton
                                              --------------------------
                                                 David M. Winton
                                                 Managing General Partner

                               Page 5 of 5 Pages